As filed with the Securities and Exchange Commission on August 11, 2005


                                                              FILE NO. 70-_____

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                            Monongahela Power Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


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                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                connection with this Application-Declaration to:



Kathryn L. Patton                       Clifford M. Naeve
Deputy General Counsel                  William C. Weeden
Allegheny Energy, Inc.                  Paul Silverman
800 Cabin Hill Drive                    Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA  15601                   1440 New York Avenue, NW
                                        Washington, D.C. 20005





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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and its wholly-owned public utility company subsidiary, Monongahela Power Company ("Monongahela" and, together with Allegheny, the "Applicants"), hereby file this Application-Declaration pursuant to Section 12(d) of the Public Utility Holding Act of 1935, as amended (the "Act") and Rules 44, 46, and 54 under the Act, requesting authorizations in connection with Monongahela's proposal to sell to Columbus Southern Power Company ("CSP") its utility assets located in the State of Ohio, except certain excluded assets (the "Transaction").

B. Description of the Applicants

     Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. Allegheny delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 retail and wholesale customers in West Virginia through the following regulated public utility companies: West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison"), Monongahela (together with West Penn and Potomac Edison, the "Operating Companies"), and Mountaineer Gas Company.1

     Monongahela owns and operates electric transmission and distribution facilities in northern West Virginia and an adjacent portion of Ohio. It owns 2,115 megawatts of generating capacity in West Virginia and Pennsylvania. Monongahela serves approximately 390,000 electric customers and approximately 230,000 retail and wholesale natural gas customers, 24,000 directly and the remainder through Mountaineer Gas Company.

C. Description of the Buyer

     CSP is an electric utility company and a subsidiary company of American Electric Power Company, Inc., a registered holding company. CSP engages in the generation, transmission and distribution of electric power to approximately 707,000 retail customers in Ohio, and in supplying and marketing electric power at wholesale to other electric utilities, municipalities and other market participants. At December 31, 2004, CSP had 1,150 employees. Its service area is


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1    West Penn is subject to the regulation of the Pennsylvania Public Utility
     Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Monongahela is subject to the regulation of the West Virginia Public Service Commission and the Public Utilities Commission of Ohio. Mountaineer is subject to the regulation of the West Virginia Public Service Commission as well.


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comprised of two areas in Ohio, which include portions of twenty-five counties.
One area includes the City of Columbus and the other is a predominantly rural area in south central Ohio.

D. Background and Description of the Proposed Transaction

     The Transaction is the result of a series of developments connected with the restructuring of the electric utility industry in Ohio. In response to 1999 Ohio legislation that required Monongahela to provide its Ohio retail electric customers the right to choose their electric generation supplier beginning January 1, 2001, the Public Utilities Commission of Ohio (the "PUCO") approved a settlement of Monongahela's transition plan, which included a transfer of its Ohio generation assets to an affiliate at book value and under which Monongahela guaranteed that its large commercial and industrial customers would be provided capped rates through 2003 and its other retail customers, capped rates through 2005, should they elect not to choose an alternative supplier.

     Monongahela's operations in Ohio currently are limited to the supply of transmission and distribution services. It has found that wholesale energy to meet the requirements of its retail customers after the capped rate period is not available at a price that is commensurate with its capped rates. Faced with the prospect of large economic losses if it does not pass through to retail customers the cost of competitively priced wholesale energy at the end of its transition plan and with substantial retail price increases if it does, Monongahela has elected to exit the transmission and distribution business in Ohio and has reached mutually acceptable terms under which CSP will purchase that business from Monongahela.

     The transition from capped rates to market rates under the Ohio competitive retail service legislation has been a source of contention between Monongahela and the PUCO. The PUCO encouraged electric distribution utilities operating within Ohio to file rate stabilization cases at the end of the market development period established under the legislation. Monongahela, instead, filed a competitive bidding proposal to procure the energy that it would require to supply its retail customers beginning with the expiration of the capped rate period provided under the legislation.

     The PUCO expressed concern that Monongahela's competitive bidding proposal would expose its retail customers to large rate increases. Noting its authority under Ohio statutes to approve the transfer of a portion of an electric distribution utility's certified service territory when it concludes that such a transfer is in the public interest, the PUCO identified CSP as an appropriate candidate for the acquisition of Monongahela's Ohio transmission and distribution business. It ordered Monongahela and CSP to pursue appropriate terms and conditions for such a transfer.

     Monongahela and CSP have entered into an Asset Purchase Agreement ("APA") under which Monongahela has agreed to sell, assign, convey, transfer and deliver to CSP all of Monongahela's right, title, and interest in assets used by


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Monongahela in its Ohio transmission and distribution business, with the exception of certain excluded assets.2 These assets include, 59 miles of transmission lines, related substations and associated property, and approximately 1,167 miles of distribution facilities that are located in the state of Ohio and that constitute utility assets under the Act. The associated property includes the easements and/or real property interests on which the lines and related substations are located, and other physical property required for transmission and distribution service. In addition, Monongahela will transfer to CSP other assets such as: contracts; books, records and accounts; and inventories, machinery, tools, furniture, and other personal property.

     The purchase price for these assets will be the net book value at the time the Transaction closes of the assets identified as Acquired Assets in Section
2.1 of the APA, plus $10,000,000 less Monongahela's share of property taxes as specified in the APA. The net book value of the utility assets to be sold to CSP was approximately $55 million at March 31, 2005.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses incurred or to be incurred in connection with this Application-Declaration will be approximately $25,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A. General

     Applicants consider Section 12(d) of the Act, and Rules 44, 46, and 54 under the Act, to be applicable to the Transaction. To the extent that the Commission considers the Transaction to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, Applicants request such authorization, exemption, or approval.

B. Analysis

     i. Disposition of Public Utility Company Assets

     Section 12(d) prohibits any registered holding company from selling, among other things, any utility assets in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate. Under Rule 44(a), no registered holding company may, directly or indirectly, sell, among other things any utility assets, except pursuant to a declaration


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2    A copy of the APA is attached to this application. The assets being transferred are listed on Schedules 2.1(a) and 2.1(b) and otherwise described in Section 2.1 of the APA.


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notifying the Commission of the proposed transaction, which has become effective in accordance with Rule 23, and pursuant to the order of the Commission with respect to such transaction. Applicants respectfully request the Commission to issue an order granting this Application-Declaration permitting it to become effective.

     The consideration for the utility assets to be sold in the Transaction was the product of arm's-length bargaining between unaffiliated parties. In addition, the Transaction is being undertaken at the behest, and under the review of, the PUCO. Applicants submit that for these reasons, the consideration Monongahela will receive reflects carrying value for the assets that the CSP will acquire in the Transaction and thus will satisfy the requirements of Section 12(d).

     Applicants respectfully submit that the authorizations requested in this Application-Declaration are in their best interest and are appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

     ii. Dividends

     Section 12(c) of the Act prohibits a registered holding company or any of its subsidiaries from paying dividends in contravention of the Commission's rules, regulations, or orders. Rule 46(a) under the Act prohibits the payment of dividends out of capital or unearned surplus "except pursuant to a declaration
.. . . and . . . order of the Commission."

     The Commission has noted that Congress intended Section 12(c) to prevent the "milking of operating companies in the interest of the controlling holding company groups" and to safeguard the working capital of the public utility companies.3 The Commission also has stated that the provisions of Section 12 "require the protection of a company's financial integrity and the prevention of the circumvention of the provisions of the Act or [the Commission's] orders thereunder."4 Applicants seek authority for Monongahela to dividend to Allegheny out of unearned surplus the proceeds received from the sale of those assets. Such proceeds would be used by Allegheny to reduce debt and for other lawful corporate purposes.

C. Rule 54 Analysis

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings

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3    Holding Co. Act Release No. 26031 (April 20, 1994) at n. 26.

4    Standard Power and Light Corp., 35 SEC 440, 443 (Nov. 9, 1953).

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of any subsidiary that is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Allegheny does not satisfy the requirements of Rule 53(a)(1). As of June 30, 2005, Allegheny's "aggregate investment," as defined in Rule 53(a)(1), was approximately $390 million.5 These investments by Allegheny were made in compliance with the Commission's December 31, 2001 order in File No. 70-9897, which authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such investment would not have either of the adverse effects set forth in Rule 53(c). That order was superceded by Holding Co. Act Release No. 27963 (April 29, 2005), which provides that, as long as its common equity ratio is less than 30 percent of total capitalization, neither Allegheny nor any of its subsidiaries may invest or commit to invest in any FUCOs or in new projects that qualify as EWGs; provided, however, that Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs, and Allegheny may make additional investments in an existing EWG to the extent necessary to complete any project or desirable to preserve or enhance the value of its investment in the EWG. As of March 31, 2005, Allegheny's common equity ratio is below 30 percent. As a result, Allegheny is no longer able to make investments in FUCOs and new EWGs, without further authorization from the Commission.

     Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

     None of the circumstances described in 53(b)(1) have occurred.

     The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

     Allegheny respectfully submits that the requirements of Rule 53(c) are met. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny or the Operating Companies. Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained


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5    In the third quarter of 2004 and second quarter of 2005, Allegheny adjusted the fair value of its investments in the Gleason and Wheatland EWGs as a result of its decision to sell those facilities. Those investments are now treated as held for sale in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." Allegheny's current "aggregate investment" in
     EWGs/FUCOs thus reflects the resulting charge against earnings associated with this accounting treatment.


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at not less than 30 percent.6 In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4.  REGULATORY APPROVALS

     The Transaction requires the approval of FERC and the PUCO. The application with the PUCO was filed on August 9, 2005, and the application with FERC was filed on August 11, 2005.

ITEM 5.  PROCEDURE

     Applicants request that the Commission issue and publish not later than September 30, 2005, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than October 25, 2005, by which comments may be entered and a date not later than November 1, 2005, as a date after which an order of the Commission granting this Application-Declaration and permitting it to become effective may be entered by the Commission.

     Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.   Exhibits

     B    Asset Purchase Agreement (to be filed by amendment)

     D-1 Application to the Public Utilities Commission of Ohio (to be filed by amendment)

     D-2 Order of the Public Utilities Commission of Ohio (to be filed by amendment)

     D-3 Application to the Federal Energy Regulatory Commission (to be filed by amendment)

     D-4 Order of the Federal Energy Regulatory Commission (to be filed by amendment)

     F-1  Preliminary Opinion of Counsel (to be filed by amendment)


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6    The common equity ratios of the Operating Companies as of June 30, 2005 are as follows: West Penn, 65.3 percent; Potomac Edison, 49.2 percent; and Monongahela, 37.2 percent.


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     F-2  Past tense opinion of counsel (to be filed by amendment)

     H    Proposed Form of Notice

B.   Financial Statements

     FS-1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December
          31, 2004 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2004, File No. 1-267)

     FS-2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2004 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2004, File No. 1-267)

     FS-3 Consolidated Balance Sheet of Monongahela Power Company as of December
          31, 2004 (incorporated by reference to Monongahela's Form 10-K for the fiscal year ended December 31, 2004, File No. 1-5164)

     FS-4 Consolidated Statement of Income of Monongahela Power Company for the year ended December 31, 2004 (incorporated by reference to Monongahela's Form 10-K for the fiscal year ended December 31, 2004, File No. 1-5164)

     FS-5 Consolidated Balance Sheet of Allegheny Energy, Inc. as of March 31,
          2005 (incorporated by reference to Allegheny's Form 10-Q for the three months ended March 31, 2005, File No. 1-267)

     FS-6 Consolidated Statement of Income of Allegheny Energy, Inc. for the three months ended March 31, 2005, (incorporated by reference to Allegheny's Form 10-Q for the three months ended March 31, 2005, File No. 1-267)

     FS-7 Consolidated Balance Sheet of Monongahela Power Company as of March
          31, 2005, (incorporated by reference to Monongahela's Form 10-Q for the three months ended March 31, 2005, File No. 1-5164)

     FS-8 Consolidated Statement of Income of Monongahela Power Company for the three months ended March 31, 2005 (incorporated by reference to Monongahela's Form 10-Q for the three months ended March 31, 2005, File No. 1-5164)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.


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     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.





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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    August 11, 2005


                                              Allegheny Energy, Inc.


                                              By:      /s/ Kathryn L. Patton
                                                       ---------------------
                                              Title:   Deputy General Counsel of
                                                       Allegheny Energy, Inc.


                                              Monongahela Power Company


                                              By:      /s/ Kathryn L. Patton
                                                       ---------------------
                                              Title:   Deputy General Counsel of
                                                       Monongahela Power Company





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